Exhibit 4.1
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a summary of certain provisions of the common stock, par value $0.01 per share (“common stock”), of CDW Corporation (the “Company”), which is the only security of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934. This summary does not purport to be complete and is subject to the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), as well as the Company’s Restated Certificate of Incorporation (“Certificate of Incorporation”), and the Company’s Amended and Restated Bylaws (“Bylaws”), each of which are included as exhibits to the Company’s Annual Report on Form 10-K and incorporated by reference herein.
Authorized Common Stock
The Company’s authorized common stock consists of 1,000,000,000 shares.
Common Stock Voting Rights
Each holder of common stock is entitled to one vote per share on each matter submitted to a vote of stockholders. The Bylaws provide that the presence, in person or by proxy, of holders of a majority in voting power of the outstanding capital stock entitled to vote at a stockholders’ meeting shall constitute a quorum. When a quorum is present, the affirmative vote of the majority of voting power of capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter is required to take action, unless otherwise specified by law or the Certificate of Incorporation. There are no cumulative voting rights.
Common Stock Dividend Rights
Each holder of shares of common stock is entitled to receive such dividends and other distributions in cash, stock or property as may be declared by the Company’s board of directors (“Board”) from time to time out of the Company’s assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of any other class or series of the Company’s preferred stock that the Company may designate and issue in the future.
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of the Board. The time and amount of dividends will be dependent upon the Company’s results of operations, financial condition, business prospects, capital requirements, contractual restrictions (including in current or future agreements governing the Company’s indebtedness), restrictions imposed by applicable law, tax considerations, and other factors that the Board deems relevant.
Other Rights
Each holder of common stock is subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that the Company may designate and issue in the future. Holders of common stock will have no preemptive, conversion or other rights to subscribe for additional shares.

Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company’s affairs, holders of the common stock would be entitled to share ratably in the Company’s assets that are legally available for distribution to stockholders after payment of the Company’s debts and other liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, the Company must pay the applicable distribution to the holders of the Company’s preferred stock before the Company may pay distributions to the holders of common stock.
Preferred Stock
The Board has the authority to issue shares of preferred stock from time to time on terms it may determine, to divide shares of preferred stock into one or more series and to fix the designations, preferences, privileges and restrictions of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL. The issuance of the Company’s preferred stock could have the effect of decreasing the trading price of the common stock, restricting dividends on the Company’s capital stock, diluting the voting power of the common stock, impairing the liquidation rights of the Company’s capital stock, or delaying or preventing a change in control of the Company.
Anti-Takeover Effects of the Certificate of Incorporation and Bylaws
The Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of the Company. The Company expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board, which the Company believes may result in an improvement of the terms of any such acquisition in favor of the Company’s stockholders. However, they also give the Board the power to discourage acquisitions that some stockholders may favor.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock will make it possible for the Board to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire the Company. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Board of Directors
The Certificate of Incorporation provides that all directors will be of one class, other than those directors who may be elected by the holders of any series of preferred stock under specified circumstances, with such directors serving a one-year term.
Stockholder Action by Written Consent
The Certificate of Incorporation provides that any action required or permitted to be taken by the Company’s stockholders may be effected only at a duly called annual or special meeting of the stockholders and cannot be taken by written consent in lieu of a meeting.
Special Meeting of Stockholders and Advance Notice Requirements for Stockholder Proposals
The Certificate of Incorporation and Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called (i) by or at the direction of the Board pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Company would have if there were no vacancies or (ii) subject to the requirements and limitations of the Bylaws, by the Secretary, the Chair of the Board or the Board upon the written request of one or more stockholders entitled to cast on the matter(s) to be brought before a special meeting requested by one or more stockholders pursuant to Section 3 of the Bylaws not less than twenty five percent (25%) of the voting power of all outstanding shares as of the date of the request, which request complies with the procedures for calling a special meeting of stockholders as set forth in the Bylaws, as may be amended from time to time. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.
In addition, the Bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the Board, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice, in proper form to the Company’s secretary, of the stockholder’s intention to bring such business before the meeting.
These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of the Company’s outstanding voting securities.
Business Combinations with Interested Stockholders
The Company is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.
Exclusive Jurisdiction of Certain Actions
The Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in the Company’s name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although the Company believes this provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Company’s directors and officers. The enforceability of similar exclusive jurisdiction provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the exclusive jurisdiction provision contained in the Certificate of Incorporation to be inapplicable or unenforceable in such action.
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is Computershare Trust Company, N.A.
Listing
The common stock is listed on the Nasdaq Global Select Market under the trading symbol “CDW.”